UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J988(1)
(CUSIP Number)

Toshi Taga
Japan NK Investment K.K.
9th Fl. Kotobuki Bldg., 10-4
Iwamotocho-3chome, Chiyoda-ku, Tokyo 101-0032
Telephone: +813 5839 2046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
This Amendment No. 2 on Schedule 13D/A (“Amendment No. 2”) is filed on behalf of Japan NK Investment K.K., PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe (the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2019 on behalf of each of Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi (the “Original Filing”) and Amendment No. 1 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 1, and together with the Original Filing and Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the Ordinary Shares of the Issuer.

CUSIP No. 83084J988	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan NK Investment K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PNF Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rui Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renewable Japan Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H&T Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 7 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katsuhito Manabe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 8 of 9 Pages

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On November 14, 2019, Japan NK Investment K.K., Hudson Global Finance DE II, LLC (a wholly-owned subsidiary of Hudson Sustainable Investments, LLC) and Fusion-Lynx Holdings entered into a Shareholders Agreement (the “SHA”) with respect to the Company.  Japan NK Investment K.K. and Hudson Global Finance DE II, LLC intend to, among other things, contribute and/or sell their respective Shares (whether now owned or acquired in the future) of the Company to Fusion-Lynx Holdings, and thereafter cause Fusion-Lynx Holdings to take steps to acquire the remaining Shares of the Company (the “Contemplated Transactions”).  The Contemplated Transactions are subject to, among other things, the procurement of committed third party financing (the “Transaction Financing”), as described below. If and when the Contemplated Transactions are consummated, the Company would become a wholly-owned subsidiary of Fusion-Lynx Holdings.
On November 14, 2019, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC entered into a certain Mandate Letter for Proposed Transaction (LYNX) (the “Mandate Letter”) with a multinational financial institution (the “Financing Provider”) in connection with the contemplated Transaction Financing. Pursuant to the Mandate Letter, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC agree that the Financing Provider shall be the mandated lead arranger and sole structuring bank for the structuring and execution of the Contemplated Transactions, for an exclusivity period of 6 months (subject to the terms and conditions set forth in the Mandate Letter); provided, that such exclusivity obligations may be terminated by Japan NK Investment K.K. and Hudson Global Finance DE II, LLC if the Financing Provider does not agree to committed Transaction Financing substantially in accordance with the terms set forth in the Mandate Letter by December 18, 2019.  The Mandate Letter further sets forth the terms of the contemplated Transaction Financing in an amount which would be sufficient to consummate the Contemplated Transactions.  The Financing Provider is not under any obligation to extend committed Transaction Financing to Japan NK Investment K.K. and Hudson Global Finance DE II, LLC pursuant to the Mandate Letter, and any future agreement with respect to the contemplated Transaction Financing in accordance with the terms of the Mandate Letter is subject to, inter alia, satisfactory due diligence and market conditions, necessary financial institution internal and regulatory approvals, “know your client” requirements, and other customary conditions, any of which may or may not be satisfied.
The description of the SHA contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SHA, a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:
On November 14, 2019, Japan NK Investment K.K., Hudson Global Finance DE II, LLC and Fusion-Lynx Holdings entered into the SHA. A copy of the SHA is attached as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
Exhibit No.	Description

99.5	Shareholders Agreement, by and among Fusion-Lynx Holdings, Japan NK Investment K.K. and Hudson Global Finance DE II, LLC, dated as of November 14, 2019.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2019
JAPAN NK INVESTMENT K.K.

By:	/s/ Toshi Taga
	Name:	Toshi Taga
	Title:	Chief Executive Officer

PNF INVESTMENT CO., LTD.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Representative Director

RUI CHEN

By:	/s/ Rui Chen

RENEWABLE JAPAN CO., LTD.

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

H&T CORPORATION

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

KATSUHITO MANABE

By:	/s/ Katsuhito Manabe